Anheuser-Busch InBev nv/sa Brouwerijplein 1 3000 Leuven Belgium

T +32 16 27 61 11 F +32 16 50 61 11

www.ab-inbev.com

Mr. John Reynolds,

        Assistant Director,

                Securities and Exchange Commission,

                        Division of Corporation Finance,

                                 100 F Street, N.E.,

                                         Washington, D.C. 20549.

November 24, 2010

Re:	Anheuser-Busch InBev SA/NV Registration Statement on Form F-4
Filed on October 13, 2010 (File No. 333-169893)

Dear Mr. Reynolds:

We respond supplementally to your letter of October 29, 2010, setting forth the Staff’s comments (the “Comments”) on the Registration Statement on Form F-4 (the “Form F-4”), filed by Anheuser-Busch InBev SA/NV (the “Company”) on October 13, 2010 relating to the registration of U.S.$1,250,000,000 principal amount of 7.20% Notes due 2014, U.S.$2,500,000,000 principal amount of 7.75% Notes due 2019, U.S.$1,250,000,000 principal amount of 8.20% Notes due 2039, U.S.$1,550,000,000 principal amount of 5.375% Notes due 2014, U.S.$1,000,000,000 principal amount of 6.875% Notes due 2019 and $450,000,000 principal amount of 8.000% Notes due 2039 (the “Exchange Notes”), which will be guaranteed by the Company and certain of its subsidiaries and issued by the Company’s wholly owned subsidiary Anheuser-Busch InBev Worldwide Inc. and are being offered to existing noteholders in exchange for substantially identical notes originally sold in exempt offerings in January 2009 and May 2009 (the “Outstanding Notes”).

In connection with the Registration Statement and the Staff’s first Comment, AB InBev hereby makes the following representations to the Commission:

(1)	AB InBev is registering under the Securities Act the Exchange Notes to be offered in the exchange offer in reliance on the staff’s position in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”); and

Mr. John Reynolds

(2)	AB InBev has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of AB InBev’s information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, AB InBev will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that any securityholder using the exchange offer to participate in a distribution of the Exchange Notes to be acquired in the registered exchange offer (a) may not rely on the staff position in the Exxon Capital Letter or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. AB InBev acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

Furthermore, in accordance with the terms and conditions set forth in Shearman & Sterling (available July 2, 1993), AB InBev makes the following additional representations to the Commission:

(1)	neither AB InBev nor any affiliate of AB InBev has entered into any arrangement or understanding with a broker-dealer to distribute the Exchange Notes; and

(2)	AB InBev

(a)	will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to any resales of the Exchange Notes received in exchange for such Outstanding Notes (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer); and

(b)

will require as a condition to participation in the exchange offer that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, it must agree to deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer; provided that, by so acknowledging and by delivering a prospectus, such exchange offeree will not

Mr. John Reynolds

be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

*        *        *

In connection with our response to the Staff’s question, the Company hereby acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me or George H. White of Sullivan & Cromwell LLP on (+44) 20 7959 8570 with any questions or comments concerning this response. Please acknowledge your receipt of this letter by stamping the additional copy of this letter furnished for that purpose and returning it to the person delivering this letter, who has been instructed to wait. Thank you.

Very truly yours,

/s/ John Blood

John Blood

V.P. Legal Anheuser-Busch InBev SA/NV

Authorized Representative in the

    United States for Anheuser-Busch

    InBev A/NV

cc:	Damon Colbert
David Link
(Securities and Exchange Commission)

Sabine Chalmers
Benoit Loore
Ann Randon
Alena Brenner
Nick Gerostathos
(Anheuser-Busch InBev SA/NV)

George H. White
John Horsfield-Bradbury
(Sullivan & Cromwell LLP)

3